NOTICE OF SPECIAL MEETING OF
SHAREHOLDERS (UNAUDITED)


On December 22, 1999, the Trust held a Special Meeting of Shareholders to consider two proposals. The shareholders approved both proposals considered as follows (with actual vote tabulations):
1. To consider and act upon the approval of an agreement and plan of reorganization, pursuant to which each Fund will transfer its assets and liabilities to a newly-created, corresponding portfolio of the Orbitex Group of Funds in exchange for shares of the corresponding Orbitex Fund (the "Reorganization"). The
 Reorganization is related to the pending merger of Clarke Lanzen Skalla Investment Firm, Inc. ("CLS Advisors"), with and into a newly-created, wholly-owned, indirect subsidiary of Orbitex
Financial Services Group, Inc. ("New Advisor"). This reorganization is expected to be effective on June 5, 2000.

In Favor
Against
Abstained
1,691,882
33,090
50,848

2. To consider and act upon the approval of interim investment advisory agreements between the Trust,on behalf of each Fund, and the New Advisor, which would be effective for the period from December 23, 1999 (or such later date on which the merger of CLS Advisors with and into New Advisors occurs) through the date on which the Reorganization occurs.

In Favor
Against
Abstained
1,679,733
38,058
58,029